3345160

A0777899

FILED KEZ
Secretary of State
State of California
NOV 30 2015
IPC

# Restated Articles of Incorporation

The undersigned certify that:

1. They are the president and the secretary, respectively, of OUT OF THE BOX COLLECTIVE, INC., a California corporation.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

ARTICLES OF INCORPORATION OF
OUT OF THE BOX COLLECTIVE, INC.

I.

The name of this corporation is OUT OF THE BOX COLLECTIVE, INC. This corporation is a benefit corporation.

II.

The purpose of the corporation is to engage in any lawful act of activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

This corporation is authorized to issue two classes of shares of stock: the total number of Class A shares which this corporation is authorized to issue is 500,000; the total number of Class B shares which this corporation is authorized to issue is 500,000. The board of the corporation may determine or alter the rights, preferences, privileges and restrictions granted to imposed upon any wholly unissued class of shares.

3. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 500,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: November 26, 2015



Jennifer Field Piette, President, OUT OF THE BOX COLLECTIVE, INC.



Jennifer Field Piette, Secretary, OUT OF THE BOX COLLECTIVE, INC.